SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 18, 2006

SCAILEX CORPORATION LTD. (Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K and incorporated herein is the Registrant’s press release dated July 18, 2006, entitled “Scailex Corporation Announces Changes in its Principal Shareholders and Management”.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

July 18, 2006

NEWS

FOR IMMEDIATE RELEASE

Scailex Corporation Announces Changes
in its Principal Shareholders and Management

—	Eran Schwartz appointed Chairman of the Board of Directors
—	Yahel Shachar, Scailex’s CFO, appointed Chief Executive Officer

Tel Aviv, Israel – July 18, 2006. Scailex Corporation Ltd. (formerly: Scitex Corporation) (NASDAQ & TASE: SCIX) today announced that its principal shareholders, Clal Industries and Investments Ltd. and Discount Investments Corporation Ltd., informed Scailex that they completed the sale of all of the 18,800,255 Scailex shares held by them, representing approximately 49.4% of Scailex’s outstanding share capital, to a fully owned subsidiary of Israel Petrochemicals Enterprise Ltd. (IPE), an Israeli holding company whose shares are traded on the Tel Aviv Stock Exchange. The shares were acquired for an aggregate purchase price of $165 million, and additional $2.6 million to be paid within 10 business days from closing due to an adjustment in the purchase price relating to the $12.6 million tax refund received by Scailex (as reported yesterday). The purchase price is subject to certain additional adjustments according to the sale agreement.

In connection with the completion of the transaction, eight of Scailex’s current directors resigned from the Board – Arie Mientkavich, Shimon Alon, Avraham Asheri, Raanan Cohen, Avi Fischer, Nachum Shamir, Shay Livnat and Ophira Rosolio-Aharonson. The following seven new directors joined the Board – Eran Schwartz, Irit Ben-Ami, Dr. Arie Ovadia, Modi Peled, Arie Zief, Arie Silverberg and Shalom Singer, effective immediately. Mr. Eran Schwartz, CEO of IPE, was appointed Chairman of the Board of Directors, replacing Mr. Arie Mientkavich, who served as the Chairman since June 2006. The appointment of the new chairman is currently until December 31, 2006.

In addition, Scailex announced that Mr. Yahel Shachar, currently the CFO of Scailex, has been appointed as CEO of Scailex, replacing Mr. Raanan Cohen, effective as of today. Mr. Shachar Rachim, currently the controller of Scailex, will assume the position of CFO.

Mr. Eran Schwartz, the newly appointed Chairman of Scailex, commented: “Scailex has a strong balance sheet and substantial financial resources. It is well positioned to explore, evaluate and execute new business opportunities and acquisitions. I look forward to taking part in conceiving its new growth strategy together with Scailex management and the members of the board”.

Scailex Corporation Ltd.

Scailex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.Scailex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scailex Vision and uncertainty as to our future business model and our ability to identify, evaluate and execute suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) changes in domestic and foreign economic and market conditions, (4) the impact of the Company’s accounting policies, (5) risks relating to pursuing strategic alternatives, (6) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scailex Vision, (7) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scailex Vision, (8) the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of the operations of Scailex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”, (9) risks and uncertainties resulting from the sale of approximately 50% of our outstanding share capital by our former two principal shareholders to an unaffiliated third party and the potential impact on the Company and our operations and strategies, (10) the impact of significant changes in our board of directors and management resulting from such sale, and (11) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scailex Corporation Ltd. Yahel Shachar Chief Executive Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@Scailex.com

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